March 21, 2025

Michael Behrens
Chief Financial Officer
Sierra Pacific Power Company
6100 Neil Road
Reno, Nevada 89511

       Re: Sierra Pacific Power Company
           Registration Statement on Form S-3
           Filed March 14, 2025
           File No. 333-285816
Dear Michael Behrens:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Alexander B. Young, Esq.